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                   Filed by The J. M. Smucker Company pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.
                   Subject company: The J. M. Smucker Company (Commission File No. 1-5111).

  The following is a letter that was first given or sent by The J. M. Smucker
                   Company to its employees on May 16, 2000.


May 16, 2000

Dear Employees:

To benefit all of our Company's investors, including our many employees who also are shareholders, we are initiating a shareholder value enhancement plan to increase the value of our shares both now and into the future.

WHAT IS THE SHAREHOLDER VALUE ENHANCEMENT PLAN?

This is an integrated two-part plan that, first, will ask our shareholders to approve a share consolidation proposal that will combine our current Class A and B shares to create a new, single class of common shares that are similar to today's Class A voting shares.

Upon shareholder approval of the share consolidation proposal, the Company will initiate a stock buyback offer to repurchase up to $100 million in Class A and Class B shares at $18.50 per share, a premium to the market value of the two classes as of the close of trading on May 15, 2000.

WHY ARE WE DOING THIS?

By combining the two classes of shares, we believe our stock will be more attractive to investors and be easier for them to buy and sell. By repurchasing a significant block of our outstanding shares, we will increase the ownership interest in the Company of each shareholder who does not elect to have shares repurchased. We believe that each part of the plan will increase shareholder value and that together they will make the Company's shares a more attractive investment.

HOW WILL IT WORK?

In mid-July, the Company will send to shareholders (including employees who own shares either on their own or through Company benefit plans) a proxy statement describing the share consolidation plan in more detail. Shareholders will also receive a form that will allow them to vote on whether or not the plan should be implemented. Shareholders will be asked to submit their votes at or before the August 15th annual
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meeting. Both Class A and Class B shares will vote on the plan, and if it is approved by a two-thirds vote of each class voting separately, the plan will move forward.

WHAT DOES THIS MEAN TO YOU?

With the Basic Beliefs as our foundation, each of us in the Company continues to work hard to help to build our business and create future growth opportunities. The shareholder value enhancement plan being announced today is an important part of those efforts, and we hope that we may count on your support for the plan.

If you have any questions about the shareholder value enhancement plan, please do not hesitate to ask them of either your manager or an officer of the Company. Additional information regarding the plan is included in the registration statement that the Company has filed with the Securities and Exchange Commission. That filing includes a preliminary proxy statement.

We encourage you to read the preliminary proxy statement and the final proxy statement when it becomes available because they contain important information. You may also obtain a copy of the registration statement from the web site of the Securities and Exchange Commission, www.sec.gov, for free upon the posting of the statement at that site.


Sincerely,

/s/ Tim        /s/ Richard

THE COMPANY, ITS DIRECTORS, EXECUTIVE OFFICERS, AND CERTAIN OTHER MEMBERS OF MANAGEMENT AND EMPLOYEES, AS WELL AS ITS PROXY SOLICITOR, CORPORATE COMMUNICATIONS, INC., MAY BE SOLICITING PROXIES FROM COMPANY SHAREHOLDERS IN FAVOR OF THE EXCHANGE PROPOSAL AND BUYBACK. INFORMATION CONCERNING THE PARTICIPANTS IN THE SOLICITATION IS INCLUDED IN THE REGISTRATION STATEMENT. THIS LETTER CONTAINS FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, INCLUDING UNCERTAINTIES RELATING TO THE ACTUAL LIQUIDITY OF THE COMPANY'S SHARES, THE COMPANY'S OPERATING PERFORMANCE, OTHER FACTORS AFFECTING SHARE PRICES, THE NUMBER OF SHARES REPURCHASED IN THE BUYBACK, AND FACTORS AFFECTING CAPITAL MARKETS GENERALLY.